SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3 ) 1/
                                     -------

                         Matthews Studio Equipment Group
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    577140106
                                 (CUSIP Number)

                                Benjamin P. Giess
                           ING Equity Partners, L.P. I
                               520 Madison Avenue
                            New York, New York 10022

                                    Copy to:
                                James B. Carlson
                              Mayer, Brown & Platt
                                  1675 Broadway
                            New York, New York 10019
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 12, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No.      577140106                                 Page 2 of 8 Pages




    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ING Equity Partners, L.P. I

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                     (b) [  ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

             WC and OO (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                             7      SOLE VOTING POWER
       NUMBER OF
         SHARES                     4,589,964 (See Item 5)
      BENEFICIALLY
        OWNED BY             8      SHARED VOTING POWER
          EACH
       REPORTING                    None (See Item 5)
         PERSON
          WITH               9      SOLE DISPOSITIVE POWER

                                    4,589,964 (See Item 5)

                            10      SHARED DISPOSITIVE POWER

                                    None (See Item 5)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           4,589,964

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                      [  ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.5%

   14      TYPE OF REPORTING PERSON*

           PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 3 of 8 Pages




         This Amendment No. 3 to Schedule 13D, which is being filed on behalf of ING Equity Partners, L.P. I, a Delaware limited partnership (the "Investment Partnership"), relates to the Common Stock, no par value (the "Common Stock") of Matthews Studio Equipment Group, a California corporation (the "Company"), which has its principal executive offices at 3111 North Kenwood Street, Burbank, California 91595.

         This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission by the Investment Partnership on June 30, 1995 (the "Original 13D"), as amended by Amendment No. 1 dated July 27, 1995, and Amendment No.2 dated January 24, 1997. Unless otherwise defined herein, all capitalized terms have the respective meanings ascribed to such terms in the Original 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

PARAGRAPH  (c) OF ITEM 3 IS HEREBY  AMENDED  AND  RESTATED  IN ITS  ENTIRETY  AS
FOLLOWS:

                  (c) The Investment Partnership beneficially owns 17,500 options to purchase 17,500 shares of Common Stock, which options were issued as consideration for the services of the Invesetment Partnership's appointee to the Company's board of directors, Benjamin
         P. Giess. Such options are exercisable at the fair market value of the Common Stock at the grant date. Mr. Giess assigned his right to the options to the Investment Partnership pursuant to a letter agreement, dated November 17, 1995, to the Company and the Investment Partnership and a Waiver of Option Rights Under Matthews Studio Equipment Group 1994 Stock Option Plan for Directors. The options held by the Investment Partnership are governed by the Stock Option Agreement dated November 17, 1995, between the Company and the Investment Partnership (the "Option Agreement).

ITEM 3 IS FURTHER AMENDED TO ADD THE FOLLOWING AS PARAGRAPH (f):

                  (f) In connection with a January 1999 amendment to the Amended and Restated Credit Agreement between the Company and The Chase Manhattan Bank, as agent for the lenders (the "Chase Facility"), the Investment Partnership caused ING (U.S.) Capital LLC to issue in favor of such lenders a $3,000,000 standby letter of credit (the "Letter of Credit"), as further described below in Item 4. As consideration for the Investment Partnership's procurement of the Letter of Credit, the Company issued to the Investment Partnership warrants to purchase 450,000 shares of the Company's common stock, at an exercise price of $2.50 per share, at any time or from time to time from

                                                         Page 4 of 8 Pages


         January 12, 1999 until 5:00 pm on January 12, 2009. Warrants to purchase 150,000 shares will be automatically canceled in the event the Letter of Credit is released prior to December 31, 1999.

Item 4.   Purpose of Transaction.

PARAGRAPH (a) OF ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING
LANGUAGE:

                  In connection with a January 1999 amendment to the Amended and Restated Credit Agreement between the Company and The Chase Manhattan Bank, as agent for the lenders (the "Chase Facility"), the Investment Partnership caused ING (U.S.) Capital LLC to issue in favor of such lenders a $3,000,000 standby letter of credit (the "Letter of Credit"). The Letter of Credit expires December 31, 2000. The lenders may draw on the Letter of Credit in the event the Company files for bankruptcy protection or, due to a default under the Amended Chase Facility, the lenders elect to declare all outstanding terms and revolving credit loans immediately due and payable and to terminate the Chase Facility.

                  If there is a draw on the Letter of Credit, the Investment Partnership is obligated to reimburse ING (U.S.) Capital LLC for any amounts paid. Accordingly, the Company and its subsidiaries entered into a Reimbursement Agreement in favor of the Investment Partnership which obligates the Company and its subsidiaries to reimburse the Investment Partnership for any amounts paid by the Investment Partnership to ING (U.S.) Capital LLC by reason of a draw on the Letter of Credit. The Company and its subsidiaries also granted the Investment Partnership a subordinated security interest in substantially all of their respective assets.

                  As consideration for the Investment Partnership's procurement of the Letter of Credit, the Company issued to the Investment Partnership warrants to purchase 450,000 shares of the Company's common stock, at an exercise price of $2.50 per share, at any time or from time to time from January 12, 1999 until 5:00 pm on January 12, 2009. These warrants have antidilutive rights similar to these available to the Investment Partnership under the warrant to purchase 2,322,464 shares of the Company's common stock that was issued to the Investment Partnership in July 1995, but unlike the July 1995 warrant, the exercise price of these warrants is not subject to decrease if the Company does not complete a public offering of its common stock at a price of at least $2.50 per share with net proceeds to the Company of at least $10 million by December 31, 1999. Also, the one share of preferred stock issued to the Investment Partnership in July 1995 (as amended), which entitles the Investment Partnership to voting rights with respect to the number of shares underlying the July 1995 warrant, does not accord voting rights with

                                                         Page 5 of 8 Pages


         respect to the number of shares underlying these new warrants. These warrants are entitled to the benefits of and subject to the restrictions under the Registration Rights Agreement and the Stockholders Agreement entered into by the Investment Partnership and the Company in July 1995.

                  Of the warrants issued to the Investment Partnership in connection with its causing the issuance of the Letter of Credit, warrants to purchase 150,000 shares will be automatically canceled in the event the Letter of Credit is released prior to December 31, 1999. The Letter of Credit will be released if the Company and its consolidated subsidiaries achieve at the end of any fiscal quarter a leverage ratio of 4.50 or less and an availability for revolving credit loans under the Chase Facility of at least $2,000,000.

PARAGRAPHS (b)-(j) OF ITEM 4 ARE HEREBY AMENDED AND RESTATED AS OF THE DATE OF THIS AMENDMENT NO. 3 AS FOLLOWS:

                  (b) The  Investment  Partnership  does not  have any  plans or
         proposals  relating  to  an  extraordinary   corporate  transaction  as
         described in Item 4(b) of Schedule 13D.

                  (c) The Investment Partnership does not have any plans or proposals relating to a sale or transfer of a material amount of assets as described in Item 4(c) of Schedule 13D.

                  (d) The Investment Partnership does not have any plans or proposals relating to any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

                  (e) Other than as set forth in Item 4(a) above, the Investment Partnership does not have any plans or proposals relating to a material change in the present capitalization or dividend policy of the Company.

                  (f) The Investment Parties does not have any plans or proposals relating to a material change in the business or corporate structure of the Company.

                  (g) Except as may be required in connection with the actions described in Item 4(a) above, the Investment Partnership does not have any plans or proposals to change the Company's charter or bylaws as described in Item 4(g) of Schedule 13D.

                  (h) The Investment Partnership does not have any plans or proposals which would result in the delisting of the Company's securities from a national securities exchange, or as otherwise described in Item 4(h) of Schedule 13D.

                                                         Page 6 of 8 Pages


                  (i) The Investment Partnership does not have any plans or proposals that would have the effect described in Item 4(i) of Schedule 13D.

                  (j) The Investment Partnership, other than as described above, does not have any plans or proposals for such action as described in
         Item 4(j) of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

PARAGRAPH (a) OF ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                  (a) As of the date hereof, the Investment Partnership beneficially owns 4,589,964 shares of Common Stock, which represents approximately 38.5% of the outstanding Common Stock as calculated in accordance with the provisions of this item. This amount consists of
         (i) 1,800,000 shares of Common Stock, (ii) the warrant to purchase 2,322,464 shares of Common Stock that was issued to the Investment Partnership in July 1995, (iii) the warrants to purchase 450,000 shares of Common Stock that were issued to the Investment Partnership in January 1999, and (iv) options to purchase 17,500 shares of Common Stock that were issued as consideration for the services of the Investment Partnership's appointee to the Company's board of directors. The other ING Persons do not own or hold any Common Stock or have the sole or shared power to vote or dispose of Common Stock other than through their affiliation with the Investment Partnership as described in Item 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 IS HEREBY RESTATED AS OF THE DATE OF THIS AMENDMENT NO. 3

         Other than as described in Items 3, 4 and 5, no such contracts, arrangements, understandings or relationships exist.

                                                         Page 7 of 8 Pages


Item 7.  Material to Be Filed as Exhibits.

         The following documents are filed as additional exhibits (numbered as indicated below) to this statement on Schedule 13D:

         Exhibit 6- Warrant to Purchase  150,000 shares of Common Stock,  issued to the Investment Partnership as of January 12, 1999.
         Exhibit 7- Warrant to Purchase  300,000 shares of Common Stock,  issued to the Investment Partnership as of January 12, 1999.

                                                         Page 8 of 8 Pages


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 1999


                                      ING EQUITY PARTNERS, L.P. I

                                      By:  Lexington Partners, L.P.,
                                                 its general partner

                                      By:  Lexington Partners, Inc.,
                                                 its general partner

                                      By:  /s/ Benjamin P. Giess
                                            Benjamin P. Giess
                                             Authorized Signatory